Filed Pursuant to Rule 424(b)(3)
Registration No. 333-200617

NORTHSTAR/RXR NEW YORK METRO REAL ESTATE, INC.
SUPPLEMENT NO. 2 DATED MAY 17, 2017
TO THE PROSPECTUS DATED APRIL 28, 2017

This Supplement No. 2 supplements, and should be read in conjunction with, our prospectus dated April 28, 2017, as supplemented by Supplement No. 1 dated May 11, 2017. Defined terms used in this Supplement shall have the meaning given to them in the prospectus unless the context otherwise requires. The purpose of this Supplement No. 2 is to disclose:

•	the status of our initial public offering; and

•	an update to the disclosure regarding the authorization of additional special stock dividends.

Status of Our Initial Public Offering

We commenced our initial public offering of $2.0 billion in shares of common stock on February 9, 2015, of which up to $1.8 billion in Class A, Class T and Class I shares are being offered pursuant to our primary offering and up to $200 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.

As of May 16, 2017, we received and accepted subscriptions in our offering for 2.6 million shares, or $25.4 million, comprised of 1.3 million Class A shares, or $12.3 million, 1.3 million Class T shares, or $12.4 million, and 83,039 Class I shares, or $0.8 million, including 0.2 million Class A shares, or $1.5 million, sold to an affiliate of Colony NorthStar, Inc. and 55,172 Class A shares, or $0.5 million, sold to an affiliate of RXR Realty LLC. As of May 16, 2017, approximately $2.0 billion in shares remained available for sale pursuant to our offering.

Update to the Authorization of Additional Special Stock Dividends

On November 10, 2016, our board authorized additional special stock dividends to all Class A, Class T and Class I stockholders of record on the close of business on the earlier of: (a) the date by which we raise $25 million pursuant to this offering and (b) a date determined in our management’s discretion, but in no event earlier than January 1, 2017 or later than December 31, 2017, in an amount equal in value to 10.0% of the current gross offering price of each issued and outstanding Class A, Class T and Class I share on the applicable date. As of May 16, 2017, or the record date, we received and accepted subscriptions in our offering in an aggregate amount in excess of $25 million. The special stock dividends will be issued in shares of the same class as the shares on which the stock dividends are being made within 90 days following the record date. No selling commissions or dealer manager fees will be paid in connection with the issuance of the special stock dividend.

We believe that the special stock dividend should be a tax-free transaction for U.S. federal income tax purposes under Section 305(a) of the Internal Revenue code of 1986, as amended, but stockholders should consult their own tax advisors regarding the tax consequences of the special stock dividend.